Mail Stop 3561

September 25, 2007

Mr. Paul T. Hanrahan
President and Chief Executive Officer
AES Corporation
4300 Wilson Boulevard
Arlington, Virginia 22203

> **Re: AES Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed May 23, 2007**
> **Form 10-K/A for Fiscal Year Ended December 31, 2006**
> **Filed August 7, 2007**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2007**
> **Filed August 9, 2007**
> **File No. 1-22291**

Dear Mr. Hanrahan:

        We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for Fiscal Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 83

1.   Please include disclosure in management's discussion and analysis regarding the impact that recently issued accounting standards will have on the financial statements when adopted. Refer to the requirements of SAB Topic 11:M.

Consolidated Results of Operations, page 109

2.   Please revise your disclosure to quantify the various reasons given for changes in your revenue and expense line items. In addition, please provide a discussion of the effect on the results of your Utilities and Generation operations of the differing economic, legal and regulatory environments in each of the various countries included in your geographic segments along with the impact on your operations of any governmental controls and restrictions in each of those segments. Refer to Item 303 of Regulation S-K and FRR 36.

Capital Resources and Liquidity, page 120

Overview, page 120

3.   You disclose that you provide financial and performance related guarantees for the benefit of your subsidiaries. In this regard, please tell us whether you guarantee registered securities, and, if so, how you concluded you are not required to provide the disclosures required by Rule 3-10(c) of Regulation S-X.

Parent Company Liquidity, page 126

4.   We note your presentation of "Total parent liquidity," a non-GAAP liquidity measure. Please revise your disclosure as follows:
        (a) Identify this as a non-GAAP measure of liquidity.
        (b) Present cash flows from operating, investing and financing activities alongside it.
        (c) Provide cautionary disclosure that the non-GAAP measure presented may not be comparable to similarly titled measures used by other entities.
        (d) Describe how management uses the non-GAAP measure and why they believe it is meaningful to readers.
        (e) Disclose that the non-GAAP measure should not be considered as an alternative to cash and cash equivalents, which is determined in accordance with GAAP, as a measure of liquidity.

Note 1. General and Summary of Significant Accounting Policies, page 139

5.   We note your disclosure on page 57 that your subsidiaries face various restrictions
        in their ability to distribute cash to you. To the extent restricted net assets of such
        subsidiaries exceeds 25% of consolidated net assets as of the end of the most
        recently completed fiscal year, please describe the nature of the restrictions on the
        ability of consolidated and unconsolidated subsidiaries to transfer funds to you in
        the form of cash dividends, loans or advances and disclose separately the amounts
        of restricted net assets for consolidated and unconsolidated subsidiaries as of the
        end of fiscal 2006. Refer to Rule 4-08(e)(3) of Regulation S-X.

6.   Please tell us and disclose how you account for sales and purchases of power to
        and from Independent System Operators and Regional Transmission
        Organizations. Specifically address whether you account for these transactions on
        a gross or net basis. In addition, tell us and disclose the basis on which you net
        purchases and sales (for example, on a net hourly basis).

7.   You disclose on page 44 that you hedge your exposure to congestion charges with
        Financial Transmission Rights ("FTRs"). Please tell us and disclose how you
        account for FTRs.

Note 4. Deferred Regulatory Assets & Liabilities, page 164

8.   Please revise to disclose the nature of all material regulatory assets and liabilities
        and, in accordance with a best practices approach, affirmatively indicate whether
        a particular regulatory asset is earning a rate of return and the anticipated recovery
        period. In addition, in light of the differing regulatory environments in some of
        the areas where you have regulated operations, you should consider disclosing
        information that would enable an investor to determine the country and/or
        geographic segment where your deferred regulatory assets and liabilities are
        located.

Note 5. Property, Plant & Equipment, page 166

9.   Please separately disclose the balances for unregulated versus regulated property,
        plant and equipment and accumulated depreciation.

Note 6. Investments in and Advances to Affiliates, page 166

Companhia Energetica de Minas Gerais, page 167

10.   Reference is made to your disclosure on page 75 regarding the BNDES collection
        suit against SEB to obtain payment under the loan agreement, the proceeds of

which were used by SEB to acquire the shares of CEMIG. Please tell us in further detail the nature of this dispute and tell us the amount of the loan and investment in CEMIG recorded by SEB as of December 31, 2006. Additionally, clarify for us how you account for your investment in SEB, including your percentage ownership, show us how you computed an equity investment in CEMIG, net of debt used to finance the investment, of $(484) million based on total debt of $1.6 billion, and tell us where you classify this investment on your balance sheet.

Note 8. Long-Term Debt, page 170

11.   We note your disclosure on page 56 that your failure to file your 2005 and 2006 annual reports with the SEC in a timely fashion also resulted in covenant defaults under your Senior Secured Credit Facility and the indenture governing certain of your outstanding debt securities, that such defaults required you to obtain a waiver from the lender under the Senior Secured Credit Facility and that the default under the indentures was cured upon the filing of the reports within the permitted grace periods. Please expand your disclosure in Note 8 to address these matters.

Note 12. Benefit Plans, page 187

12.   Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Note 14. Stockholders' Equity, page 193

Sale of Subsidiary Stock and Brasiliana Restructuring, page 193

13.   Since the proceeds from the sale of Eletropaulo preferred class-B shares were used to repay Brasiliana debt, please explain to us how you concluded AES Corp realized the translation adjustment upon the sale of Eletropaulo preferred class-B shares by Transgas. Additionally, explain to us how you concluded that the sale of preferred stock qualifies as a sale of ownership interest, as contemplated in paragraph 2 of FIN 37.

<u>Item 9A. Controls and Procedures, page 217</u>

<u>Changes in Internal Control, page 227</u>

14.   We note your disclosure that there were no changes in your internal control over financial reporting during the quarter ended December 31, 2006 "other than the identification of new material weaknesses, the remediation of certain previously reported and newly identified material weaknesses, and progress on remediation of certain previously reported and newly identified material weaknesses…" Please revise to state clearly, if true, that there *were* changes in your internal control over financial reporting during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sondra Snyder at (202) 551-3332 or in her absence, Sarah Goldberg at (202) 551-3340. You may also contact me at (202) 551-3344 if you have questions regarding the comments or any other matters.

Sincerely,

William H. Thompson
Branch Chief